EXHIBIT NO. 99.(j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references made to our firm under the captions "Financial Highlights" in the Prospectus and "Independent Registered Public Accounting Firm(s) and Financial Statements and "Appendix M – Recipients of Non-Public Portfolio Holdings on an Ongoing Basis" in the Statement of Additional Information of MFS Equity Income Fund and MFS Emerging Markets Equity Research Fund, a series of MFS Series Trust VII, in Post-Effective Amendment No. 69 to the Registration Statement (Form N-1A, No. 2-68918).

We also consent to the incorporation by reference, in such Statement of Additional Information of our report, dated September 15, 2021, with respect to the financial statements and financial highlights of MFS Equity Income Fund, included in the Annual Report to Shareholders for the fiscal year ended July 31, 2021.

Ernst & Young LLP
/s/ Ernst & Young LLP

Boston, Massachusetts
November 23, 2021